Sapiens International Named to Russell Global and Russell 3000 Indices

REHOVOT, Israel, June 26, 2012 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced that was added to the Russell Global Index as well as the Russell 3000 Index as Russell Investments reconstituted its comprehensive family of global indexes. Russell determines membership for its equity indices primarily by objective, market-capitalization rankings and style attributes. Russell launched the Russell Global Index in 2007, leveraging the popular methodology from its U.S. indices. The broad-market Russell 3000 Index serves as the U.S. component to the Russell Global Index.

Membership in the Russell Global Index, which remains in place for one year, means automatic inclusion in the appropriate large-cap, small-cap, all-cap indices as well as the applicable style, sector and country indices.

Membership in the Russell 3000, which remains in place for one year, means automatic inclusion in the large-cap Russell 1000® Index or small-cap Russell 2000® Index as well as the appropriate growth and value style indices.

Roni Al Dor, CEO of Sapiens International commented, “Our recent market performance is being reflected by our inclusion in these well-recognized indices. We have operations worldwide, over 100 customers, a proven track record, and regulation-compliant solutions. We welcome the added global visibility that being in the Russell Global and Russell 3000 indices brings to Sapiens.”

Russell indices are widely used by investment managers and institutional investors for index funds and as benchmarks for both passive and active investment strategies. In the institutional marketplace, an industry-leading $3.9 trillion in assets currently are benchmarked to them.

The Russell Global Index, which captures approximately 98% of investable securities globally, is reconstituted annually and all sub-indices are recalibrated simultaneously to accurately measure current market realities for each market segment. These investment tools originated from Russell’s multi-manager investment business in the early 1980s when the company saw the need for a more objective, market-driven set of benchmarks in order to evaluate outside investment managers.

Total returns data for the Russell Global Index and other Russell Indices is available at http://www.russell.com/indexes/data/Global_Equity/russell_global_returns.asp.

About Russell:

Russell Investments (Russell) is a global asset manager and one of only a few firms that offers actively managed, multi-asset portfolios and services that include advice, investments and implementation. Working with institutional investors, financial advisors and individuals, Russell’s core capabilities extend across capital markets insights, manager research, Indices, portfolio implementation and portfolio construction.

Russell has approximately $155 billion in assets under management (as of 3/31/2012) and works with 2,400 institutional clients, more than 580 independent distribution partners and advisors, and individual investors globally. Founded in 1936, Russell is a subsidiary of The Northwestern Mutual Life Insurance Company.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), is a leading global provider of innovative business solutions for the insurance industry, helping to modernize business processes, to proactively define and provide innovative new services and to respond quickly to changes in the industry. We offer end to end solutions for the L&P, P&C and Reinsurance markets, with customers across the globe. We jointly serve over 100 financial services customers, backed by a team of over 750 technology and insurance experts. For more information about Sapiens, visit http://www.sapiens.com.

Investor Relations Contact:
Roni Giladi, CFO
Sapiens International
Tel: +972-8-9382721
E-mail: roni.g@sapiens.com

or

James Carbonara, Regional Vice President

Hayden IR

Office: (646)-755-7412

James@haydenir.com

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